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March 11, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer McHugh

Re:	Arca U.S. Treasury Fund (the “Fund”) Registration Statement on Form N-2 File No. 333-236320

Dear Ms. McHugh:

This letter responds to comments received via telephone from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 6, 2020. The Staff had the following additional comments and questions regarding our letter dated March 4, 2020 (the “Letter”) which addressed a live link to a webpage regarding the Fund (the “Fund Webpage”).

The Fund, its investment adviser (“Adviser”) and the parent company of the Adviser (“Parent”) are herein referred to collectively as “Arca.”

1.	Please advise the Staff of the total number of views the Fund Webpage has received. Note that this question does not relate to the entirety of the site ar.ca, but only to ar.ca/arcoin (or any predecessor page). Please also advise if anyone submitted information through the forms on the Fund Webpage.

Response: Based on Arca’s review of its system logs prior to removal of the Fund Webpage from the ar.ca site, there were 74 views of the Fund Webpage between publication of the coindesk.com article and the date Arca removed the Fund Webpage from its site (March 2, 2020). This represented 49 unique visitors not known to be associated with Arca, its counsel, its service providers or the Commission. Two of those visitors used the on-line form on the Fund Webpage to seek additional information regarding the Fund. Because the Fund is not currently offered for sale, the email addresses submitted through the on-line form were added to Arca’s general email list. Arca will not distribute any Fund-related marketing to that list unless and until the Fund and its shares are registered for sale with the Commission and such materials have been reviewed by principals of the Fund’s distributor.

Since the Fund Webpage was initially launched it received a total of 689 page views (which may include multiple views from the same IP address), representing 418 unique visitors. Forty-five visitors submitted their email address via the Fund Webpage, and 14 of those visitors requested more information about the Fund (including the two visitors who requested information after the publication of the coindesk.com article).

U.S. Securities and Exchange Commission

March 11, 2020

Page Two

2.	Please advise if the Fund Webpage was intended to be firewalled or was it always intended to be available to the public.

Response: When the Fund Webpage was originally created, certain Arca executives believed that it was part of Arca’s development site, not part of the live website. The Fund Webpage was not intended to be used to market the Fund to potential investors unless and until the Fund and its shares were first registered for sale with the Commission and after it had been reviewed by principals of the Fund’s distributor.

3.	The Staff is concerned about the controls related to communications with the public and compliance with the fund advertising rules under the Investment Company Act of 1940. Please explain how public availability of the Fund Webpage occurred and describe the controls that the Fund and its investment adviser will implement to ensure that similar advertisements are appropriately vetted prior to publication.

Response: Arca notes that the Fund’s chief compliance officer was appointed and its compliance program pursuant to Rule 38a-1 under the Investment Company Act of 1940 was adopted and implemented by the Fund’s board of trustees at the organizational meeting held December 11, 2019. Publication of the Fund Webpage pre-dated approval of the compliance program. Accordingly, Arca does not think that public access to the Fund Webpage is indicative of the effectiveness of the Fund’s compliance program. Arca believes that the compliance procedures adopted with respect to marketing fund shares are reasonably designed to ensure that such marketing will be consistent with the federal securities laws. A copy of the procedures adopted by the Fund’s board of trustees is attached as Exhibit A.

Additionally, as a result of the publication of the coindesk.com article, Arca took the following steps to mitigate the opportunity for misstatements regarding the Fund: (i) Arca reviewed with its employees who have outward-facing Fund responsibilities the regulatory requirements and compliance procedures set forth in Exhibit A and required each such employee to acknowledge their responsibility to comply with such procedures; (ii) Arca confirmed that no Arca employees are authorized to discuss the Fund with any third parties, except that certain authorized employees can discuss the status of the Fund with investors in the Parent and/or vendors and service providers in connection with getting the Fund’s operations ready for launch; and (iii) Arca confirmed that the Fund’s distributor has and will use a systematic solution to document the review, approval and filing of outward facing communication regarding the Fund.

4.	The Staff notes the Fund’s response to question #2 in the Letter. The Staff’s view is that the contents of the Fund Webpage extend beyond the limitations imposed on a tombstone add pursuant to Rule 135 under the Securities Act of 1933. In light of these concerns, please advise the Staff if the Fund will be willing to implement a cooling off period (or other approach) prior to its public offering of shares and the proposed length of any cooling off period.

U.S. Securities and Exchange Commission

March 11, 2020

Page Three

Response: Arca is willing to agree to a cooling off period. Arca suggests that a cooling off period of 60 days from the date the Fund Webpage was taken down would be appropriate.

5.	The Staff notes the Fund’s representation in the Letter that it intends to reach out to coindesk.com to get the article regarding the Fund clarified to make it clear that the Fund’s shares are not yet available, and that any offer of such shares will be made only pursuant to the Fund’s prospectus after registration of the Fund and its shares is effective. As of March 6, 2020, the Staff notes that no changes to the coindesk.com article have yet been made. The Staff is also concerned about quotes ascribed to principals of the Fund’s investment adviser (e.g., a suggestion that the Fund’s shares are “collapsing the space between payment and investment vehicles”). The Staff believes that such statements appear to be inconsistent with the Fund’s current registration statement. The Staff would like to understand if the Fund will seek to have coindesk.com retract any statements in the article that are inconsistent with the current version of the registration statement.

Response: On Friday, March 6, 2020, Arca contacted representatives of coindesk.com to request a retraction. Representatives of coindesk.com informed Arca that they are willing to remove the link to the Fund Webpage (and they have done so). However, they are not willing to retract any of the quotes. Arca notes that there are links in the article to the EDGAR page that includes all of the filings made by the Fund to date and a specific link to the filing made on February 7, 2020.

Should you have any questions or comments regarding this letter, please direct them to me at 202-887-1597 or to Kelley Howes at 303-592-2237.

Very truly yours,

/s/ Susan I. Gault-Brown
Name: Susan I. Gault- Brown

cc:	Philip Liu, Arca Funds
J. Rayne Steinberg, Arca Funds
Sumeera Younis, Securities and Exchange Commission
Sonny Oh, Securities and Exchange Commission
Scott Lee, Securities and Exchange Commission
Kelley A. Howes, Morrison & Foerster LLP